GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Funding Mtg Sec I, 2006-S4
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 04/27/2006
	First Distribution Date: 05/25/2006
5. Other Income Detail *(Not Applicable)*	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 05/23/2006
	Distribution Date: 05/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Record Date:**
	Book-Entry: 04/28/2006
8. Collateral Summary	Definitive: 04/28/2006
9. Repurchase Information	**Trustee:** Us Bank, Inc.
10. Loan Status Report (Delinquencies)	**Main Telephone:** 651-495-7000
11. Deal Delinquencies (30 Day Buckets)	
12. Loss Mitigation and Servicing Modifications	**GMAC-RFC**
	Bond Administrator: Jocelyn Manilay
13. Losses and Recoveries	**Telephone:** 818-260-1504
14. Credit Enhancement Report *(Not Applicable)*	
15. Distribution Percentages	**Pool(s) :** 40334
16. Overcollateralization Summary *(Not Applicable)*	
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S4

May 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	762010AA4	77,887,000.00	77,887,000.00	6.00000000	89,796.22	389,435.00	479,231.22	0.00	0.00	0.00	77,797,203.78
A-2	762010AB2	40,000,000.00	40,000,000.00	6.00000000	96,948.60	200,000.00	296,948.60	0.00	0.00	0.00	39,903,051.40
A-3	762010AC0	94,464,000.00	94,464,000.00	5.50000000	228,953.82	432,960.00	661,913.82	0.00	0.00	0.00	94,235,046.18
A-4	762010AD8	78,720,000.00 [1]	78,720,000.00 [1]	6.00000000	0.00	39,360.00	39,360.00	0.00	0.00	0.00	7,852,920.52 [1]
A-5	762010AE6	40,487,000.00	40,487,000.00	6.00000000	0.00	202,435.00	202,435.00	0.00	0.00	0.00	40,487,000.00
A-6	762010AF3	4,635,000.00	4,635,000.00	6.00000000	0.00	23,175.00	23,175.00	0.00	0.00	0.00	4,635,000.00
A-7	762010AG1	30,300,000.00	30,300,000.00	6.00000000	0.00	151,500.00	151,500.00	0.00	0.00	0.00	30,300,000.00
A-8	762010AH9	9,494,000.00	9,494,000.00	6.00000000	309,011.91	0.00	309,011.91	0.00	0.00	47,470.00	9,232,458.09
A-9	762010AJ5	1,997,000.00	1,997,000.00	6.00000000	0.00	0.00	0.00	0.00	0.00	9,985.00	2,006,985.00
A-10	762010AK2	1,092,000.00	1,092,000.00	6.00000000	0.00	5,460.00	5,460.00	0.00	0.00	0.00	1,092,000.00
A-P	762010AL0	2,574,100.69	2,574,100.69	0.00000000	3,530.26	0.00	3,530.26	0.00	0.00	0.00	2,570,570.43
A-V	762010AM8	337,775,843.62 [1]	337,775,843.62 [1]	0.11874154	0.00	31,062.56	31,062.56	0.00	0.00	0.00	313,239,606.87 [1]
R-I	762010AN6	50.00	50.00	6.00000000	50.00	0.25	50.25	0.00	0.00	0.00	0.00
R-II	762010AV8	50.00	50.00	6.00000000	50.00	0.25	50.25	0.00	0.00	0.00	0.00
M-1	762010AP1	5,964,500.00	5,964,500.00	6.00000000	3,922.35	29,822.50	33,744.85	0.00	0.00	0.00	5,960,577.65
M-2	76010AQ9	1,883,600.00	1,883,600.00	6.00000000	1,238.68	9,418.00	10,656.68	0.00	0.00	0.00	1,882,361.32
M-3	762010AR7	1,255,700.00	1,255,700.00	6.00000000	825.77	6,278.50	7,104.27	0.00	0.00	0.00	1,254,874.23
B-1	762010AS5	627,900.00	627,900.00	6.00000000	412.92	3,139.50	3,552.42	0.00	0.00	0.00	627,487.08
B-2	762010AT3	627,900.00	627,900.00	6.00000000	412.92	3,139.50	3,552.42	0.00	0.00	0.00	627,487.08
B-3	762010AU0	627,917.54	627,917.54	6.00000000	412.93	3,139.59	3,552.52	0.00	0.00	0.00	627,504.61
Deal Totals		**313,917,718.23**	**313,917,718.23**		**735,566.38**	**1,530,325.65**	**2,265,892.03**	**0.00**	**0.00**	**57,455.00**	**313,239,606.85**

₁.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	762010AA4	1,000.00000000	1.15290382	5.00000000	6.15290382	0.00000000	0.00000000	998.84709618
A-2	762010AB2	1,000.00000000	2.42371500	5.00000000	7.42371500	0.00000000	0.00000000	997.57628500
A-3	762010AC0	1,000.00000000	2.42371507	4.58333333	7.00704840	0.00000000	0.00000000	997.57628493
A-4	762010AD8	1,000.00000000	0.00000000	0.50000000	0.50000000	0.00000000	0.00000000	99.75762856
A-5	762010AE6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-6	762010AF3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	762010AG1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-8	762010AH9	1,000.00000000	32.54812618	0.00000000	32.54812618	5.00000000	0.00000000	972.45187382
A-9	762010AJ5	1,000.00000000	0.00000000	0.00000000	0.00000000	5.00000000	0.00000000	1,005.00000000
A-10	762010AK2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	762010AL0	1,000.00000000	1.37145373	0.00000000	1.37145373	0.00000000	0.00000000	998.62854627
A-V	762010AM8	1,000.00000000	0.00000000	0.09196205	0.09196205	0.00000000	0.00000000	927.35940946
R-I	762010AN6	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
R-II	762010AV8	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	762010AP1	1,000.00000000	0.65761589	5.00000000	5.65761589	0.00000000	0.00000000	999.34238411
M-2	76010AQ9	1,000.00000000	0.65761308	5.00000000	5.65761308	0.00000000	0.00000000	999.34238692
M-3	762010AR7	1,000.00000000	0.65761727	5.00000000	5.65761727	0.00000000	0.00000000	999.34238273
B-1	762010AS5	1,000.00000000	0.65762064	5.00000000	5.65762064	0.00000000	0.00000000	999.34237936
B-2	762010AT3	1,000.00000000	0.65762064	5.00000000	5.65762064	0.00000000	0.00000000	999.34237936
B-3	762010AU0	1,000.00000000	0.65761820	5.00000366	5.65762186	0.00000000	0.00000000	999.34238180

Deal Factor :	99.78398436%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	04/01/2006	04/30/2006	30/360	77,887,000.00	6.00000000	389,435.00	0.00	0.00	0.00	0.00	389,435.00	0.00
A-2	04/01/2006	04/30/2006	30/360	40,000,000.00	6.00000000	200,000.00	0.00	0.00	0.00	0.00	200,000.00	0.00
A-3	04/01/2006	04/30/2006	30/360	94,464,000.00	5.50000000	432,960.00	0.00	0.00	0.00	0.00	432,960.00	0.00
A-4	04/01/2006	04/30/2006	30/360	78,720,000.00 [1]	6.00000000	39,360.00	0.00	0.00	0.00	0.00	39,360.00	0.00
A-5	04/01/2006	04/30/2006	30/360	40,487,000.00	6.00000000	202,435.00	0.00	0.00	0.00	0.00	202,435.00	0.00
A-6	04/01/2006	04/30/2006	30/360	4,635,000.00	6.00000000	23,175.00	0.00	0.00	0.00	0.00	23,175.00	0.00
A-7	04/01/2006	04/30/2006	30/360	30,300,000.00	6.00000000	151,500.00	0.00	0.00	0.00	0.00	151,500.00	0.00
A-8	04/01/2006	04/30/2006	30/360	9,494,000.00	6.00000000	47,470.00	0.00	47,470.00	0.00	0.00	0.00	0.00
A-9	04/01/2006	04/30/2006	30/360	1,997,000.00	6.00000000	9,985.00	0.00	9,985.00	0.00	0.00	0.00	0.00
A-10	04/01/2006	04/30/2006	30/360	1,092,000.00	6.00000000	5,460.00	0.00	0.00	0.00	0.00	5,460.00	0.00
A-V	04/01/2006	04/30/2006	N/A	337,775,843.62 [1]	0.11874154	31,062.56	0.00	0.00	0.00	0.00	31,062.56	0.00
R-I	04/01/2006	04/30/2006	30/360	50.00	6.00000000	0.25	0.00	0.00	0.00	0.00	0.25	0.00
R-II	04/01/2006	04/30/2006	30/360	50.00	6.00000000	0.25	0.00	0.00	0.00	0.00	0.25	0.00
M-1	04/01/2006	04/30/2006	30/360	5,964,500.00	6.00000000	29,822.50	0.00	0.00	0.00	0.00	29,822.50	0.00
M-2	04/01/2006	04/30/2006	30/360	1,883,600.00	6.00000000	9,418.00	0.00	0.00	0.00	0.00	9,418.00	0.00
M-3	04/01/2006	04/30/2006	30/360	1,255,700.00	6.00000000	6,278.50	0.00	0.00	0.00	0.00	6,278.50	0.00
B-1	04/01/2006	04/30/2006	30/360	627,900.00	6.00000000	3,139.50	0.00	0.00	0.00	0.00	3,139.50	0.00
B-2	04/01/2006	04/30/2006	30/360	627,900.00	6.00000000	3,139.50	0.00	0.00	0.00	0.00	3,139.50	0.00
B-3	04/01/2006	04/30/2006	30/360	627,917.54	6.00000000	3,139.59	0.00	0.00	0.00	0.00	3,139.59	0.00
Deal Totals				**311,343,617.54**		**1,587,780.65**	**0.00**	**57,455.00**	**0.00**	**0.00**	**1,530,325.65**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	2,412.70	2,412.70	0.00	0	0.00	65,301.58	15,749.65	8,905.49	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	675	313,917,718.23	675	313,917,718.23	81	346,147.94	1	125,174.75	0	0.00	0	0.00	674	313,239,606.87

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.38238921	6.38229805	357.08	357.08	6.06954199	6.06943945	6.06954199	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	1.79%				1.79%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	671	311,682,841.73	0	0.00	0	0.00	0	0.00	0.00	671	311,682,841.73
30 days	3	1,556,765.14	0	0.00	0	0.00	0	0.00	0.00	3	1,556,765.14
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	674	313,239,606.87	0	0.00	0	0.00	0	0.00	0.00	674	313,239,606.87
Current	99.55%	99.50%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.55%	99.50%
30 days	0.45%	0.50%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.45%	0.50%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	3 / 0.45%	1,556,765.14 / 0.50%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	0 / 0.00%	0.00 / 0.00%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	0 / 0.00%	0.00 / 0.00%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

Deal Totals	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Deal Totals	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%				0.00 %
	Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,139,177.00**	**3,139,177.00**	**100,000.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		96.47093535%	100.00000000%

	Ending Percentage
M-1	1.91862624%
M-2	0.60590567%
M-3	0.40392639%
Class M Total:	2.92845830%
B-1	0.20197928%
B-2	0.20197928%
B-3	0.20198492%
Class B Total:	0.60594348%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
60+ Delinq Balance OR Aggregate Loss Test	
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg. Securities I, 2006-S4
May 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	2,281,641.69
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	2,412.70
Total Deposits	2,284,054.39

Uses of Funds	Amount
Transfer to Certificate Account	2,265,892.03
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	18,162.39
Derivative Payment	N/A
Total Withdrawals	2,284,054.42
Ending Balance	0.00